# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elevation Oncology, Inc., CIK 0001783032
CUSIP: 28623U101
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Federal Street, Suite 1900, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-090860
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Elevation Oncology, Inc.
Address of issuer's principal executive offices: 101 Federal Street, Suite 1900, Boston, MA, 02110.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:
Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes" and together with Topper, Heron, Cha and Brush, the "Members")
Address of principal business office or, if none, residence:
The address and principal business office of the Reporting Persons is:
c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Statement is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement is incorporated by reference.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of July 15, 2024, incorporated by reference into this Statement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/14/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/14/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/14/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/14/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/14/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/14/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/14/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/14/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/14/2025)